UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 OMB APPROVAL OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . . . . . . . . . . .2.00 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker. 1 (a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) S.E.C. FILE NO. WORK LOCATION Legacy Bancorp, Inc.20-3135053 000-51525 1 (d) ADDRESS OF ISSUER            STREET CITY            STATE            ZIP CODE (e) TELEPHONE NO. 99 North Street Pittsfield MA 01201 AREA CODE NUMBER
413 445-3435 2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD (b) IRS IDENT. NO. (c) RELATIONSHIP TO ISSUER (d) ADDRESS STREET CITY STATE ZIP CODE Richard M. Sullivan ###-##-#### Officer 163 Ann Drive Pittsfield MA 01201 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. 3 (a) Title of the Class of Securities To Be Sold (b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities            SEC USE ONLY (c) Number of Shares or Other Units To Be Sold (See instr. 3(c)) (d) Aggregate Market Value (See instr. 3(d)) (e) Number of Shares or Other Units Outstanding (See instr. 3(e)) (f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.) (g) Name of Each
Securities Exchange (See instr. 3(g)) Broker-Dealer File Number Common Stock Mid Atlantic Capital Corp. 1251 Waterfront Place, Suite 510, Pittsburgh, PA 15222-4235 700$40,342.209,240,9602/28/08

INSTRUCTIONS: 1. (a)Name of issuer 3. (a) Title of the class of securities to be sold (b) Issuer’s I.R.S. Identification Number (b) Name and address of each broker through whom the securities are intended to be sold (c) Issuer’s S.E.C. file number, if any (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount) (d) Issuer’s address, including zip code (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice (e) Issuer’s telephone number, including area code (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer (f) Approximate date on which the securities are to be sold 2. (a) Name of person for whose account the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold (b) Such person’s I.R.S. identification number, if such person is an entity (c) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing) (d) Such person’s address, including zip code Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (01-07) TABLE I — SECURITIES TO BE SOLD Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor: Title of the Class Date you Acquired Nature of Acquisition Transaction Name of Person from Whom Acquired (If gift, also give date donor acquired) Amount of Securities Acquired Date of Payment Nature of Payment Common Stock 1/1/08 vesting date Initial vesting of restricted stock granted 11/29/06 under Issuer’s 2006 Equity Incentive Plan Legacy Bancorp, Inc. 4,120 n/a n/a

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold. Name and Address of Seller Title of Securities Sold Date of Sale Amount of Securities Sold Gross Proceeds Richard M. Sullivan Common Stock 1/11/08 1,279 Withholding of stock to satisfy tax withholding obligation on vesting of restricted stock. REMARKS: INSTRUCTIONS: ATTENTION: See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice. The person for whose account the securities to which thi s notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. February 28, 2008 /s/ Richard M. Sullivan DATE OF NOTICE (SIGNATURE) The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures. ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001) SEC 1147 (01-04)